Aflac Incorporated 2004 Form 10-K

EXHIBIT 21

Aflac Incorporated

SUBSIDIARIES

     The following list sets forth the subsidiaries of Aflac Incorporated:

Company	Jurisdiction

American Family Life Assurance Company of Columbus (Aflac)	Nebraska
American Family Life Assurance Company of New York	New York
Communicorp, Incorporated	Georgia
Aflac Information Technology, Incorporated	Georgia
Aflac International, Incorporated	Georgia
Aflac Insurance Service Company, Ltd.	Japan
Aflac Payment Service Company, Ltd.	Japan
Aflac Counsel, Ltd.	Japan
aflacdirect.com, Ltd.	Japan

     The above subsidiaries are 100% owned by Aflac Incorporated, except:

-American Family Life Assurance Company of New York is 100% owned by Aflac.

-Aflac Insurance Service Company, Ltd., Aflac Payment Service Company, Ltd., and Aflac Counsel, Ltd. are 100% owned by Aflac International, Incorporated.

-aflacdirect.com, Ltd. is 78% owned by Aflac International, Incorporated, the remaining 22% is held by a non-affiliated party.

EXH 21-1